

September 12, 2011

Via E-mail
Ryan Siurek
Principal Accounting Officer
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

> **Re: Sprint Nextel Corporation**
> **Form 10-K for fiscal year ended December 31, 2010**
> **And Documents Incorporated by Reference**
> **Filed February 24, 2011**
> **File No. 001-04721**

Dear Mr. Siurek:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Stefan Schnopp